

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 20, 2007

Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

> RE: **Clear Channel Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-9645**

Dear Mr. Mays:

        We have reviewed your supplemental response letter dated June 15, 2007 as well as your filings and have the following comments. As noted in our comment letter dated March 28, 2007, we have limited our review to only the issues addressed in our comments.

Note A. Intangible Assets, page 64

1.   We note your responses to prior comments 1-3. Based on your responses, we believe that your reporting units are at the cluster level since it appears to us that you manage your operations based on clusters. In this regard, we note that the Radio CEO regularly reviews the OIBDAN results at the EVP level which includes a roll-up of the operating results at the cluster level. Please revise or advise.

                                *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director